April 5, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER FILES AMENDMENT TO ITS ANNUAL INFORMATION
FORM WITH NO CHANGES TO FINANCIAL RESULTS

As the result of a review by the British Columbia Securities Commission in connection with the filing of the Company’s preliminary prospectus on March 29, 2011, the Company is issuing this press release to clarify its disclosure.

Great Panther Silver Limited (TSX: GPR, NYSE Amex: GPL; the “Company”) has amended and refiled on SEDAR its Amended and Restated Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”). The Annual Report has been amended to incorporate technical reports by reference and by including additional disclosure regarding directors, officers and experts, and audit committee qualifications.

The restated Annual Report/20-F has no bearing or impact on the reported financial results.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.